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                      February 25, 2021

       Michael L. Corbat
       Chief Executive Officer
       Citigroup Inc.
       388 Greenwich Street
       New York, NY 10013

                                                        Re: Citigroup Inc.
                                                            Form 10-Q for the
Period Ending June 30, 2020
                                                            Filed August 5,
2020
                                                            File No. 001-09924

       Dear Mr. Corbat:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Finance